SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_ _ _ _ _ _ _ _ _ _ _ _

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: November 2002

Filtronic plc
(Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

Filtronic plc


The following exhibit is filed as part of this Form 6-K:

Notification of Major Interests in Shares made under the UK Listing Rules

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: November 12, 2002        By:  /s/ Fiona Pick
                                   _ _ _ _ _ _ _ _ _ _
                               Name:   Fiona Pick
                               Title:  Solicitor and Assistant
				       Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc


2. Name of shareholder having a major interest

Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edward C Johnson 3rd, principal shareholder of Fidelity International Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule


5. Number of shares / amount of stock acquired

N/a


6. Percentage of issued class

N/a


7. Number of shares / amount of stock disposed

100,000


8. Percentage of issued class

0.13%


9. Class of security

Ordinary shares


10. Date of transaction

8 November 2002


11. Date company informed

11 November 2002


12. Total holding following this notification

9,587,275


13. Total percentage holding of issued class following this notification

12.9%


14. Any additional information




15. Name of contact and telephone number for queries

Fiona Pick +44 1274 231166


16. Name and signature of authorised company official responsible for making this notification

Fiona Pick


Date of notification

12 November 2002


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Filtronic plc - Schedule to Schedule 10 12.11.02 - FIL

Registered Holder             Shares Held

Chase Nominees Ltd            5,575,680
Chase Manhatten Bank London   10,396
Nortrust Nominees Ltd         708,180
Bankers Trust                 1,053,762
MSS Nominees Ltd              68,300
BT Globenet Nominees Ltd      200,350
RBS Trust Bank                887,926
Citibank                      59,850
Bank of New York London       340,551
Northern Trust                220,190
HSBC                          242,790
Deutche Bank                  38,200
Mellon Nominees Ltd           66,100
Bank of New York Brussels     115,000

TOTAL                         9,587,275